NOVAGOLD RESOURCES INC.
PO Box 49215, Four Bentall Centre, 3454 – 1055 Dunsmuir Street
Vancouver, British Columbia V7X 1K8
NOTICE OF ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS

     NOTICE IS HEREBY GIVEN that the Annual and Special General Meeting ("Meeting") of the Shareholders of NovaGold Resources Inc. ("Corporation") will be held at the Hyatt Regency Vancouver, 655 Burrard Street, Vancouver, British Columbia, in the Grouse Room, on Tuesday, May 11, 2004, at 10:00 a.m. (Vancouver time), for the following purposes:

1.
To receive the Annual Report of the Directors containing the consolidated financial statements of the Corporation for the year ended November 30, 2003, together with the Report of the Auditors thereon, copies of which accompany this Notice;

2.	To elect Directors of the Corporation for the forthcoming year;

3.	To appoint the Auditors of the Corporation for the forthcoming year and to authorize the directors to fix the Auditors' remuneration;

4.	To consider and, if deemed advisable, pass a resolution authorizing the issuance by way of private placements of up to 50,000,000 Common Shares in accordance with the policies of The Toronto Stock Exchange;

5.
To consider, and, if deemed advisable, approve a resolution adopting the New Stock Option Plan pursuant to which up to 9,000,000 Common Shares of the Corporation may be issued and authorizing the Directors of the Corporation to implement the New Stock Option Plan;

6.
To consider and, if deemed advisable, approve a resolution to increase the authorized capital of the Corporation by the creation of an additional 900,000,000 Common Shares of the Corporation without nominal or par value so that the authorized capital of the Corporation shall consist of 1,000,000,000 Common Shares without nominal or par value and 10,000,000 Preferred Shares without nominal or par value issuable in series, and to alter the Memorandum of the Corporation accordingly; and

7.	To transact such further and other business as may properly come before the Meeting or any adjournment thereof.

     The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying and forming part of this Notice.

     Only Shareholders of record at the close of business on April 5, 2004 are entitled to receive notice of the Meeting and, except as noted in the attached Management Information Circular, to vote at the Meeting.

     To assure your representation at the Meeting, please complete, sign, date and return the enclosed proxy, whether or not you plan to personally attend. Sending your proxy will not prevent you from voting in person at the Meeting. The completed proxy must delivered to the Corporation:

(a)
by delivering the proxy to the Corporation's transfer agent, Computershare Trust Company of Canada at its office at 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, for receipt not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time); or

(b)
by fax to the Toronto office of Computershare Trust Company, Attention: Proxy Tabulation at 416-263-9524 or 1-866-249-7775 not later than Friday, May 7, 2004, at 10:00 a.m. (Vancouver time) and 2:00 p.m. (Halifax time).

     Non-registered Shareholders whose shares are registered in the name of an intermediary should carefully follow voting instructions provided by the intermediary.

     DATED at Vancouver, British Columbia, this 5th day of April, 2004.

BY ORDER OF THE BOARD OF DIRECTORS

“Rick Van Nieuwenhuyse”

Rick Van Nieuwenhuyse, President and Chief Executive Officer